SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EveryWare Global, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

300439106
(CUSIP Number)

Joel Rubinstein
McDermott Will & Emery LLP
340 Madison Ave.
New York, New York 10173-1922
(212) 547-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300439106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,879,925(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,879,925(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,879,925(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 24.02%(1)
14	TYPE OF REPORTING PERSON CO; IA

(1) Includes 282,255 shares which may be subject to forfeiture and 2,361,925 shares that may be acquired upon the exercise of warrants.

CUSIP No. 300439106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,129,925(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,129,925(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,129,925(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 21.08%(1)
14	TYPE OF REPORTING PERSON CO

(1) Includes 282,255 shares which may be subject to forfeiture and 2,211,925 shares that may be acquired upon the exercise of warrants.

CUSIP No. 300439106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Spotlight Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	♦
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 750,000(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 750,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 750,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.37%(1)
14	TYPE OF REPORTING PERSON PN

(1) Includes 150,000 shares that may be acquired upon the exercise of warrants.

CUSIP No. 300439106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,879,925(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,879,925(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,879,925(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 24.02%(1)
TYPE OF REPORTING PERSON IN

(1) Includes 282,255 shares which may be subject to forfeiture and 2,361,925 shares that may be acquired upon the exercise of warrants.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by certain of the Reporting Persons with the Securities and Exchange Commission on January 17, 2013, as amended on May 23, 2013. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D, as amended to date.

This Amendment No. 2 is being made primarily to amend Item 6 to include disclosure regarding voting of the Common Stock beneficially owned by the Reporting Persons. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on July 31, 2014, the Reporting Persons may be deemed the beneficial owners of an aggregate of 5,879,925 shares of Common Stock representing approximately 24.02% of the outstanding Common Stock. This includes shares issuable upon exercise of the Sponsor Warrants. This also includes 282,255 shares held by CMAG that are subject to forfeiture if the trading price of the Common Stock, following consummation of the Business Combination, does not exceed $15.00 per share for any 20 trading days within any 30 trading day period within 24 months of the closing of the Business Combination.

The percentages of Common Stock beneficially owned by the Reporting Persons are based upon 22,120,023 shares of Common Stock outstanding as of April 14, 2014 according to the Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on May 15, 2014.

(b) By virtue of its control of CMAG and SPOT as their investment manager, CGI shares the power to (i) vote or direct the voting of all of the 5,879,925 shares of Common Stock and (ii) dispose or direct the disposition of all of the 5,879,925 shares of Common Stock held by CMAG and SPOT.

By virtue of his control of all of the other Reporting Persons, Mr. Hall is deemed to have shared voting power and/or shared dispositive power with respect to all 5,879,925 shares of Common Stock reported in this Schedule 13D.

(c) The Reporting Persons have not effected any transactions in Common Stock or Warrants during the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 30, 2104, each of CMAG and SPOT granted Monomoy Capital Partners, L.P. (the “Proxy”) a limited proxy (in each case, the “Limited Proxy”) to vote all of the shares of Common Stock held by each of them at the special meeting of stockholders of the Issuer (the “Stockholder Meeting”) that is contemplated to be held after July 30, 2014, solely in respect of a proposal to approve the issuance by the Issuer of the shares of Common Stock issuable upon exercise of the warrants to purchase 4,438,004 shares of Common Stock issued to Monomoy Capital Partners, L.P., MCP Supplemental Fund, L.P., Monomoy Executive Co-Investment Fund., L.P., Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. (collectively, the “MCP Funds”) pursuant to the Securities Purchase Agreement dated as of July 30, 2014 by and among the Issuer and the MCP Funds and the issuance by the Issuer of the shares of Common Stock issuable upon exercise of the warrants to purchase 2,958,670 shares of Common Stock issued to the Issuer’s term lenders in connection with the Loan Amendments pursuant to the Warrant Agreement dated as of July 30, 2014, between the Issuer and Continental

Stock Transfer & Trust Company, as warrant agent. The Proxy will have no powers, rights or privileges to vote any of the shares of Common Stock owned by CMAG or SPOT in respect of any other matters that may be proposed or presented at the Stockholder Meeting or otherwise. In each case, the Limited Proxy will terminate upon the earlier to occur of (i) the end of the Stockholder Meeting, as it may be adjourned from time to time, and (ii) the date that is 180 days following July 30, 2014.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Limited Proxy of Clinton Magnolia Master Fund, Ltd. dated July 30, 2014.
2	Limited Proxy of Clinton Spotlight Master Fund, L.P. dated July 30, 2014.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 1, 2014

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON SPOTLIGHT MASTER FUND, L.P.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall

George E. Hall

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Limited Proxy of Clinton Magnolia Master Fund, Ltd. dated July 30, 2014.
2	Limited Proxy of Clinton Spotlight Master Fund, L.P. dated July 30, 2014.

Exhibit 1

LIMITED PROXY

The undersigned stockholder of EveryWare Global, Inc., a Delaware corporation (the “Company”), hereby appoints (to the full extent permitted by the Delaware General Corporation Law) Monomoy Capital Partners, L.P., with power of substitution, as the sole and exclusive attorney and proxy (the “Proxy”) of the undersigned, with full power to vote (to the full extent that the undersigned are entitled to do so) all of the shares of common stock, par value $0.0001 per share of the Company (“Common Stock”) that are owned by the undersigned as of the date hereof as set forth on Exhibit A attached hereto (collectively, the “Shares”), at the special meeting of stockholders of the Company (the “Stockholder Meeting”) that is contemplated to be held following the date hereof, solely in respect of a proposal to approve the issuance by the Company of the shares of Common Stock issuable upon exercise of the warrants to purchase 4,438,004 shares of Common Stock issued to Monomoy Capital Partners, L.P., MCP Supplemental Fund, L.P., Monomoy Executive Co-Investment Fund., L.P., Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. (collectively, the “MCP Funds”) pursuant to the Securities Purchase Agreement dated as of July 30, 2014 by and among the Company and the MCP Funds and the issuance by the Company of the shares of Common Stock issuable upon exercise of the warrants to purchase 2,958,670 shares of Common Stock issued to the Company’s term lenders in connection with the Loan Amendments pursuant to the Warrant Agreement dated as of July 30, 2014, between the Company and Continental Stock Transfer & Trust Company, as warrant agent. For the avoidance of doubt, the Proxy shall have no powers, rights or privileges to vote any of the Shares in respect of any other matters that may be proposed or presented at the Stockholder Meeting or otherwise.

Upon the undersigned’s execution of this limited proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked. Notwithstanding anything to the contrary contained herein, this limited proxy shall terminate upon the earlier to occur of (i) the end of the Stockholder Meeting, as it may be adjourned from time to time, and (ii) the date that is 180 days following the date hereof.

Dated: July 30, 2014

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Joseph A. De Perio

Name: Joseph A. De Perio

Title: Senior Portfolio Manager

Exhibit A

Stockholder	Amount of Shares
Clinton Magnolia Master Fund, Ltd.	2,918,000

Exhibit 2

LIMITED PROXY

The undersigned stockholder of EveryWare Global, Inc., a Delaware corporation (the “Company”), hereby appoints (to the full extent permitted by the Delaware General Corporation Law) Monomoy Capital Partners, L.P., with power of substitution, as the sole and exclusive attorney and proxy (the “Proxy”) of the undersigned, with full power to vote (to the full extent that the undersigned are entitled to do so) all of the shares of common stock, par value $0.0001 per share of the Company (“Common Stock”) that are owned by the undersigned as of the date hereof as set forth on Exhibit A attached hereto (collectively, the “Shares”), at the special meeting of stockholders of the Company (the “Stockholder Meeting”) that is contemplated to be held following the date hereof, solely in respect of a proposal to approve the issuance by the Company of the shares of Common Stock issuable upon exercise of the warrants to purchase 4,438,004 shares of Common Stock issued to Monomoy Capital Partners, L.P., MCP Supplemental Fund, L.P., Monomoy Executive Co-Investment Fund., L.P., Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. (collectively, the “MCP Funds”) pursuant to the Securities Purchase Agreement dated as of July 30, 2014 by and among the Company and the MCP Funds and the issuance by the Company of the shares of Common Stock issuable upon exercise of the warrants to purchase 2,958,670 shares of Common Stock issued to the Company’s term lenders in connection with the Loan Amendments pursuant to the Warrant Agreement dated as of July 30, 2014, between the Company and Continental Stock Transfer & Trust Company, as warrant agent. For the avoidance of doubt, the Proxy shall have no powers, rights or privileges to vote any of the Shares in respect of any other matters that may be proposed or presented at the Stockholder Meeting or otherwise.

Upon the undersigned’s execution of this limited proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked. Notwithstanding anything to the contrary contained herein, this limited proxy shall terminate upon the earlier to occur of (i) the end of the Stockholder Meeting, as it may be adjourned from time to time, and (ii) the date that is 180 days following the date hereof.

Dated: July 30, 2014

CLINTON SPOTLIGHT MASTER FUND, L.P.

By: Clinton Group, Inc., its investment manager

By: /s/ Joseph A. De Perio

Name: Joseph A. De Perio

Title: Senior Portfolio Manager

Exhibit A

Stockholder	Amount of Shares
Clinton Spotlight Master Fund, Ltd.	600,000